0-17946

P.E. 8/1/02

02050095

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING
AUG 0 2 2002
WASH, D.C. 155 SECTION

For the month of August, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes", indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: R.D.Benson
R. David Benson
Executive Vice-President, Secretary and General Counsel

Date: August 1, 2002

C:\MyFiles\PublicCo\PressReleases\2002\Aug 1 2002 6KFiling.61.wpd

EXHIBITS

Exhibit 1	Press release issued August 1, 2002, respecting the financial results of the Registrant, including the unaudited consolidated financial statements for the second quarter ended June 30, 2002.

C:\MyFiles\PublicCo\PressReleases\2002\Aug 1 2002 6KFiling.61.wpd

DECOMA

PRESS RELEASE
DECOMA ANNOUNCES RECORD RESULTS FOR THE SECOND QUARTER OF 2002

Concord, Ontario, August 1, 2002... Decoma International Inc. **(TSX:DEC.A; NASDAQ:DECA)** today announced its financial results for the second quarter and six months ended June 30, 2002.

(millions of U.S. dollars except per share figures)	**Three Month Periods Ended June 30**		**Six Month Periods Ended June 30**	
	2002	2001 (restated)*	2002	2001 (restated)*
Sales	$565.8	$485.4	$1,063.0	$929.5
Operating income	$ 54.8	$ 46.2	$ 94.9	$ 80.0
Net income	$ 27.4	$ 23.1	$ 51.3	$ 38.2
Diluted earnings per share	$ 0.30	$ 0.29	$ 0.57	$ 0.49
Weighted average number of shares outstanding on a diluted basis (*millions*)	98.3	85.3	98.2	83.4

* *Restated for new accounting recommendations regarding foreign currency gains and losses. See Note 3 to the unaudited interim consolidated financial statements.*

Commenting on the above results, Al Power, Decoma's President and Chief Executive Officer said "Our record results for the second quarter cap off a strong first half of fiscal 2002, and reflect our continued emphasis on operating efficiency, capacity management and the award of new business. Also, during the quarter, we made progress on improving the operating performance of certain of our European facilities, as well as our Autosystems business in North America."

Total sales for the second quarter and the six month period ended June 30, 2002 were a record $565.8 million and $1,063.0 million, respectively, up 17% and 14% over the comparable periods ended June 30, 2001. This growth in sales, particularly in the second quarter, came in a period where vehicle production volumes were up only 7% in North America and European vehicle production volumes declined 4%. Content per vehicle in the second quarter of 2002 increased 13% to $85 in North America and increased 12% to $29 in Europe. Growth in North American content came from strong sales on high content vehicles, the Autosystems acquisition, take over programs and strong sales on new programs. European content growth is the result of new program launches in the United Kingdom and a strengthening in both the Euro and British Pound against the U.S. dollar.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
voice: 905-669-2888
fax: 905-669-5075

DECOMA

Operating income in the second quarter of 2002 increased 19% to $54.8 million up from $46.2 million in the comparable prior year period. This increase occurred despite the previously disclosed impact of the write off of deferred preproduction expenditures at Merplas of $8.3 million in the second quarter of 2002. The overall improvements in operating income reflect the contributions from North American sales growth, improved operating margins and production capacity efficiencies partially offset by costs associated with the start up of new facilities and programs in Europe. Operating income for the second quarter of 2002 was also positively impacted by the previously disclosed retroactive affiliation fee credits which were contractually agreed to between Decoma and Magna during the second quarter of 2002 and totalled $3.2 million. Operating income for the six month period ended June 30, 2002 increased 19% to $94.9 million compared to $80.0 million for the same period in 2001.

Net income for the second quarter ended June 30, 2002 increased 19% to $27.4 million compared to $23.1 million for the comparable period in 2001. Net income for the six month period ended June 30, 2002 increased 34% to $51.3 million compared to $38.2 million for the comparable period in 2001. These increases in net income are attributable to higher operating income and lower interest costs, and were partially offset by an increase in the Company's effective tax rate.

For the second quarter ended June 30, 2002, diluted earnings per share were $0.30 compared to $0.29 for the second quarter of 2001. Diluted earnings per share for the six month period ended June 30, 2002 were $0.57 compared to diluted earnings per share of $0.49 for the comparable period in 2001. Diluted earnings per share for the three and six months ended June 30, 2002 are net of an $0.08 loss as a result of the write off of deferred preproduction expenditures and a $0.02 gain as a result of the impact of the retroactive affiliation fee credits. In addition, diluted earnings per share for the six month period ended June 30, 2002 include a $0.03 gain as a result of the disposition of a non-core North American division in the first quarter of 2002.

During the second quarter of 2002, cash generated from operations before changes in non-cash working capital increased 18% to $59.9 million compared to $50.8 million for the three month period ended June 30, 2001. Capital spending in the second quarter of 2002 for fixed asset additions was $18.7 million.

At its meeting today, Decoma's Board of Directors declared a dividend in respect of the second quarter of 2002 of U.S. $0.05 per share on the Class A Subordinate Voting and Class B Shares payable on September 16, 2002 to shareholders of record on August 30, 2002. This dividend is consistent with the dividend declared in respect of the first quarter of 2002, which was also U.S. $0.05 per share.

OUTLOOK

Commenting on the remainder of 2002, Randy Smallbone, Executive Vice President, Finance and Chief Financial Officer of Decoma stated "Although North American vehicle production volumes were strong in the first and second quarters of 2002, we remain cautious about vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions. In Europe, we anticipate that vehicle production volumes will continue to experience weakness for the balance of 2002. However, through our continued focus on operating improvements and prudent financial management, we remain on track to achieve our objectives for fiscal 2002".

The Company's outlook for the full year 2002 and third quarter of 2002 is described below.

DECOMA

Full Year 2002

With respect to the full year 2002, the Company has assumed that North American light vehicle production volumes will approximate 16.3 million units, an increase of 5% from vehicle production volumes in 2001. The Company has assumed Western European vehicle production volumes of 16.2 million units, a decline of 2% from vehicle production volumes in 2001.

North American content per vehicle for 2002 is expected to be in the range of $82 to $86 compared to $76 for 2001. European content per vehicle for 2002 is expected to approximate $29 to $30 compared to full year 2001 content of $29. Based on these assumptions, the Company expects its sales for the full 2002 year to range from $2.0 billion to $2.1 billion, compared to actual 2001 sales of $1,815.9 million.

Diluted earnings per share for 2002 is expected to be in the range of $0.98 to $1.10. Diluted earnings per share, excluding other income and the write down of deferred preproduction expenditures at Merplas, for 2002 is expected to be in the range of $1.03 to $1.15.

Third Quarter of 2002

With respect to the third quarter of 2002, the Company has assumed that North American vehicle production volumes will approximate 3.8 million units, an increase of 9% over vehicle production volumes in the comparable 2001 period. The Company has assumed Western European vehicle production volumes of 3.6 million units, substantially unchanged from 3.5 million units in the comparable 2001 period.

North American content per vehicle for the third quarter of 2002 is expected to be in the range of $81 to $85 compared to $77 for the third quarter of 2001. European content per vehicle for the third quarter of 2002 is expected to approximate $29 to $30. Based on these assumptions, the Company expects its sales for the third quarter of 2002 to range from $455 million to $495 million, compared to actual sales of $420.0 million for the comparable prior year period.

Diluted earnings per share for the third quarter of 2002 is expected to be in the range of $0.17 to $0.23.

Readers are asked to refer to the attached Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") for a more detailed discussion of the second quarter of 2002. In addition, Decoma will hold a conference call to discuss the results for the second quarter of 2002 on Friday, August 2, 2002 at 9:30 a.m. EST. The dial-in numbers for the conference call are (416) 641-6448 and (877) 331-7860 for out of town callers with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by S. Randall Smallbone, Executive Vice President, Finance and Chief Financial Officer. Attending the conference call will be Alan J. Power, President and Chief Executive Officer of Decoma together with other members of senior management. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
voice: 905-669-2888
fax: 905-669-5075

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as a report on Form 6-K with the United States Securities and Exchange Commission, and subsequent public filings, including the MD&A for the year ended December 31, 2001, contained in the 2001 Annual Report.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

For further information please contact S. Randall Smallbone, Executive Vice President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
voice: 905-669-2888
fax: 905-669-5075

DECOMA INTERNATIONAL INC.

Consolidated Balance Sheets

(Unaudited)

(U.S. dollars in thousands)	**As at June 30, 2002**	As at December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 57,540**	$ 94,271
Accounts receivable	**319,980**	270,961
Inventories	**193,732**	187,014
Prepaid expenses and other	**16,023**	16,568
	587,275	568,814
Investments	**18,045**	16,909
Fixed assets, net	**496,960**	491,774
Goodwill, net (note 3)	**62,365**	71,516
Future tax assets	**6,782**	9,942
Other assets	**11,367**	10,204
	$ 1,182,794	$ 1,169,159
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (note 9)	**$ 75,384**	$ 159,959
Accounts payable	**202,441**	178,162
Accrued salaries and wages	**58,421**	42,983
Other accrued liabilities	**54,265**	38,896
Income taxes payable	**6,350**	9,734
Long-term debt due within one year	**3,971**	9,566
Debt due to Magna within one year (note 9)	**73,515**	76,008
	474,347	515,308
Long-term debt	**12,687**	17,942
Long-term debt due to Magna (note 9)	**98,898**	88,524
Convertible Series Preferred Shares, held by Magna (note 9)	**214,621**	199,956
Other long-term liabilities	**4,832**	4,287
Future tax liabilities	**51,147**	46,036
Shareholders' equity:		
Convertible Series Preferred Shares (note 8)	**22,384**	26,071
Class A Subordinate Voting Shares (note 8)	**167,934**	167,825
Class B Shares (note 8)	**30,594**	30,594
Retained earnings (note 3)	**79,654**	49,768
Currency translation adjustment	**25,696**	22,848
	326,262	297,106
	$ 1,182,794	$ 1,169,159

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Income and Retained Earnings

(Unaudited)

(U.S. dollars in thousands, except per share figures)	Three Month Periods Ended June 30 2002	Three Month Periods Ended June 30 2001 *[restated- see note 3]*	Six Month Periods Ended June 30 2002	Six Month Periods Ended June 30 2001 *[restated- see note 3]*
Sales	**$ 565,819**	$ 485,419	**$1,062,967**	$ 929,469
Cost of goods sold	**441,910**	386,172	**841,422**	742,812
Depreciation and amortization	**19,104**	20,158	**38,632**	39,680
Selling, general and administrative (note 4)	**35,335**	25,794	**65,525**	53,473
Affiliation and social fees (note 4)	**6,412**	7,070	**14,207**	13,529
Other charge (note 3)	**8,301**	-	**8,301**	-
Operating income	**54,757**	46,225	**94,880**	79,975
Equity income	**(537)**	(217)	**(779)**	(160)
Interest expense, net	**3,205**	4,860	**6,409**	10,814
Amortization of discount on Convertible Series Preferred Shares	**2,239**	2,455	**4,385**	4,889
Other income, net (note 10)	**-**	-	**(3,874)**	-
Income before income taxes and minority interest	**49,850**	39,127	**88,739**	64,432
Income taxes	**22,435**	15,461	**37,431**	25,437
Minority interest	**-**	556	**-**	843
Net income	**$ 27,415**	$ 23,110	**$ 51,308**	$ 38,152
Financing charges on Convertible Series Preferred Shares and Subordinated Debentures, net of taxes	**$ (1,182)**	$ (1,943)	**$ (2,358)**	$ (3,316)
Net income attributable to Class A Subordinate Voting and Class B Shares	**26,233**	21,167	**48,950**	34,836
Retained earnings, beginning of period	**69,105**	12,281	**49,768**	-
Dividends on Class A Subordinate Voting and Class B Shares	**(3,380)**	(2,573)	**(6,760)**	(4,117)
Cumulative adjustment for change in accounting policy for foreign currency translation (note 3)	**-**	-	**-**	156
Adjustment for change in accounting policy for goodwill (note 3)	**(12,304)**	-	**(12,304)**	-
Retained earnings, end of period	**$ 79,654**	$ 30,875	**$ 79,654**	$ 30,875
Earnings per Class A Subordinate Voting or Class B Share				
Basic	**$ 0.39**	$ 0.38	**$ 0.72**	$ 0.65
Diluted	**$ 0.30**	$ 0.29	**$ 0.57**	$ 0.49
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)				
Basic	**67.6**	55.2	**67.6**	53.3
Diluted	**98.3**	85.3	**98.2**	83.4

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Month Periods Ended		Six Month Periods Ended	
(U.S. dollars in thousands)	**June 30 2002**	June 30 2001 *[restated- see note 3]*	**June 30 2002**	June 30 2001 *[restated- see note 3]*
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	**$ 27,415**	$ 23,110	**$ 51,308**	$ 38,152
Items not involving current cash flows	**32,477**	27,661	**51,119**	48,925
	59,892	50,771	**102,427**	87,077
Changes in non-cash working capital	**11,690**	(4,810)	**10,727**	(9,748)
	71,582	45,961	**113,154**	77,329
INVESTING ACTIVITIES				
Fixed asset additions	**(18,725)**	(16,049)	**(31,614)**	(31,255)
Acquisition of subsidiary (note 12)	**(2,584)**	(2,594)	**(2,584)**	(2,594)
(Increase) decrease in investments and other assets	**(592)**	749	**(2,426)**	(1,291)
Proceeds from disposition of fixed and other assets	**41**	810	**52**	1,423
Proceeds from disposition of operating division, net (note 10)	**-**	-	**5,874**	-
Less remaining proceeds receivable (note 10)	**-**	-	**(478)**	-
	(21,860)	(17,084)	**(31,176)**	(33,717)
FINANCING ACTIVITIES				
Decrease in bank indebtedness	**(55,221)**	(32,888)	**(90,623)**	(26,582)
(Repayments) issues of long term debt, net	**(4,401)**	730	**(10,122)**	(7,233)
Repayments of debt due to Magna	**(66)**	(70,732)	**(7,836)**	(84,912)
Repayments of debenture interest obligation	**-**	(8,458)	**-**	(9,513)
Repayment of Subordinated Debentures	**-**	(25,824)	**-**	(25,824)
Issuances of Class A Subordinate Voting Shares, net (note 8)	**74**	111,131	**109**	111,131
Dividends on Convertible Series Preferred Shares	**(3,069)**	(3,770)	**(6,045)**	(5,020)
Dividends on Class A Subordinate Voting and Class B Shares	**(3,380)**	(4,117)	**(6,760)**	(5,842)
	(66,063)	(33,928)	**(121,277)**	(53,795)
Effect of exchange rate changes on cash and cash equivalents	**2,973**	(275)	**2,568**	(722)
Net decrease in cash and cash equivalents during the period	**(13,368)**	(5,326)	**(36,731)**	(10,905)
Cash and cash equivalents, beginning of period	**70,908**	44,462	**94,271**	50,041
Cash and cash equivalents, end of period	**$ 57,540**	$ 39,136	**$ 57,540**	$ 39,136

See accompanying notes

DECOMA INTERNATIONAL INC.

Notes to Consolidated Financial Statements

Three and six month periods ended June 30, 2002 and 2001
(Unaudited)

---

1. **The Company**
Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2. **Basis of Presentation**
The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements, except as described in note 3.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at June 30, 2002 and the results of its operations and cash flows for the three and six month periods ended June 30, 2002 and 2001.

3. **Accounting Policy Changes**
Goodwill and Other Intangible Assets
In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581 "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062").

CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when acquired intangible assets should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets that meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company has applied the recommendations contained therein prospectively, without restatement of any comparable periods.

Upon adoption of the recommendations, the Company ceased recording amortization of existing goodwill. The Company does not have any intangible assets meeting the non-amortization criteria of CICA 3062. In accordance with CICA 3062, the Company has provided the following information related to the impact of the non-amortization method for goodwill:

	Three Month Period Ended June 30	Six Month Period Ended June 30
(U.S. dollars in thousands, except per share figures)	2001	2001
Net income, as reported	$ 23,110	$ 38,152
Restatement to eliminate goodwill amortization	1,061	2,127
Adjusted net income	$ 24,171	$ 40,279
Adjusted earnings per Class A Subordinate Voting or Class B Share		
Basic	$ 0.40	$ 0.69
Diluted	$ 0.30	$ 0.52

Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any write down of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write down would be charged against earnings.

As required by CICA 3062, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a write-down of $12.3 million related to its United Kingdom reporting unit. This write down was charged against January 1, 2002 opening retained earnings.

As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002.

Foreign Currency Translation
In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, unrealized translation gains and losses arising on long-term monetary liabilities denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, the Company increased opening retained earnings as at January 1, 2001 by $0.2 million.

Net income was increased by $0.4 million, diluted earnings per share were increased by $0.01 and items not involving current cash flows were reduced by $0.4 million, in each case for the three month period ended June 30, 2001.

For the six month period ended June 30, 2001, net income was reduced by $0.1 million, basic earnings per share were reduced by $0.01, diluted earnings per share were unchanged and items not involving current cash flows were increased by $0.1 million.

Selling, general and administrative expenses are net of earnings (losses) resulting from foreign exchange of:

	Three Month Periods Ended June 30		Six Month Periods Ended June 30	
(U.S. dollars in thousands)	**2002**	2001	**2002**	2001
Foreign exchange income (loss)	**$(470)**	$(102)	**$125**	$(646)

Stock-Based Compensation
In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for stock-based compensation paid to employees and to directors, in their capacity as a director, that requires settlement in stock. For all employee and director option plans not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is required. The new standard only applies to awards granted after January 1, 2002.

The Company's current stock option plan requires its employees and directors to pay the option exercise price in order to obtain stock. The Company has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the Company accounted for all employee and director stock options at fair value. The Company has elected to provide pro forma disclosures for all options outstanding rather than only for those granted after January 1, 2002 (see note 8). The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and six month periods ended June 30, 2002.

4. Affiliation and Social Fees
The Company is party to an affiliation agreement with Magna International Inc. ("Magna") that provides for the payment by Decoma of an affiliation fee.

On June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement. The amended agreement, which will be effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year to year basis at the parties' option.

Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the calendar year following the year of acquisition. The amended agreement also entitles Decoma to a credit of 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, the Company is entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

The value of these credits through June 2002 has been accrued in the second quarter of 2002 and reduced affiliation fee expenses otherwise payable by $3.2 million.

The Company also pays Magna a social fee based on a specified percentage of consolidated pre-tax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of two percent of its profit before tax to support social and charitable activities.

In addition to affiliation and social fees payable to Magna, the Company pays Magna a negotiated amount for certain management and administrative services. Subsequent to the three month period ended June 30, 2001, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. The comparative period amounts have been reclassified to conform to the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $0.9 million and $1.8 million in the three and six month periods ended June 30, 2002, respectively ($0.8 million and $1.7 million in the three and six month periods ended June 30, 2001, respectively).

5. Cyclicality of Operations

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

6. Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

7. Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

8. Capital Stock

Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to note 11 "Convertible Series Preferred Shares" and note 12 "Capital Stock" of the Company's annual financial statements.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	3,500,000	**3,500,000**
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares	Unlimited	**35,702,899**
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	**31,909,091**

Class A Subordinate Voting Shares increased by $0.1 million in the six month period ended June 30, 2002, representing 16,000 shares issued as a result of the exercise of stock options.

Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 12 "Capital Stock" of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at December 31, 2001	1,796,000	Cdn. $ 12.02	1,089,000
Granted	435,000	Cdn. $ 17.53	
Exercised	(16,000)	Cdn. $ 10.59	(16,000)
Vested			270,000
Outstanding at June 30, 2002	2,215,000	Cdn. $ 13.12	1,343,000

The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at June 30, 2002 is 1,833,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated:

	Three Month Periods Ended June 30		Six Month Periods Ended June 30	
	2002	2001	**2002**	2001
Risk free interest rate	**2.7%**	5.0%	**2.7%**	5.2%
Expected dividend yield	**1.9%**	1.8%	**1.9%**	1.8%
Expected volatility	**37%**	29%	**37%**	29%
Expected life of options (years)	**5 years**	6 years	**5 years**	6 years

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares, after valuing all stock options currently outstanding for the three and six month periods ended June 30, 2002 would have been:

	Three Month Periods Ended June 30		Six Month Periods Ended June 30	
(U.S. dollars in thousands, except per share figures)	**2002**	2001	**2002**	2001
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	**$ 25,956**	$ 20,853	**$ 48,352**	$ 34,216
Pro forma earnings per Class A Subordinate Voting or Class B Share				
Basic	**$ 0.38**	$ 0.38	**$ 0.72**	$ 0.64
Diluted	**$ 0.30**	$ 0.28	**$ 0.56**	$ 0.49

Maximum Shares
The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at June 30, 2002 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Shares outstanding at June 30, 2002	**35,702,899**
Class B Shares outstanding at June 30, 2002	**31,909,091**
Options to purchase Class A Subordinate Voting Shares	**2,215,000**
Convertible Series Preferred Shares, convertible at Cdn. $10.07 per share	**14,895,729**
Convertible Series Preferred Shares, convertible at Cdn. $13.20 per share	**15,151,516**
	99,874,235

In addition, the Company has reserved 1,000,000 Class A Subordinate Voting Shares for future issuances to the Decoma deferred profit sharing plan.

9. Debt

Credit Facility
At June 30, 2002 the Company had lines of credit totaling $328.6 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 29, 2003, at which time the Company may request further revolving 364-day extensions. The unused and available lines of credit at June 30, 2002 were approximately $239.6 million.

Amounts Due to Magna
The liability amounts for the Series 1, 2 and 3 Convertible Series Preferred Shares are presented as long-term liabilities since Magna has indicated that it will not exercise its retraction rights related to these shares before July 1, 2003.

The Company's debt due to Magna consists of the following:

	June 30 2002	December 31 2001
Debt denominated in Canadian dollars (i)	**$ 39,507**	$ 37,604
Debt denominated in Euros and British Pounds (ii)	**132,906**	126,928
	172,413	164,532
Less due within one year	**73,515**	76,008
	$ 98,898	$ 88,524

Notes:

(i) The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. The interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, 3.1% effective January 1, 2002, 3.6% effective April 1, 2002 and 3.83% effective July 1, 2002. The maturity date of this Cdn. $60 million debt has been extended to September 30, 2002.

(ii) The debt denominated in Euros and British Pounds bears interest at 7% to 7.5% and is repayable over the period to December 31, 2004. All debt denominated in British Pounds was repaid in the six month period ended June 30, 2002.

10. Other Income, Net

On March 11, 2002, the Company completed the divestiture of one of its North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction.

11. Segmented Information

The Company operates in one industry segment, the automotive exteriors business. As at June 30, 2002, the Company had 24 manufacturing facilities in North America and 11 in Europe. In addition, the Company had 7 product development and engineering centres.

The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended June 30, 2002			
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$ 418,032	$ 148,182	$ -	$ 566,214
Intersegment sales	(383)	(12)	$ -	(395)
Sales to external customers	$ 417,649	$ 148,170	$ -	$ 565,819
Depreciation and amortization	$ 13,219	$ 5,885	$ -	$ 19,104
Other charge (note 3)	$ -	$ 8,301	$ -	$ 8,301
Operating income (loss)	$ 62,900	$ (6,782)	$ (1,361)	$ 54,757
Equity income	$ (537)	-	$ -	$ (537)
Interest expense (income), net	$ 5,963	$ 5,382	$ (8,140)	$ 3,205
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 2,239	$ 2,239
Fixed assets, net	$ 359,631	$ 137,329	$ -	$ 496,960
Fixed asset additions	$ 12,321	$ 6,404	$ -	$ 18,725
Goodwill, net	$ 45,554	$ 16,811	$ -	$ 62,365

DECOMA INTERNATIONAL INC.

Notes to Consolidated Financial Statements

Three and six month periods ended June 30, 2002 and 2001
(Unaudited)

(U.S. dollars in thousands)	Three Month Period Ended June 30, 2001 North America	Europe	Corporate	Total
Sales	$ 352,029	$ 135,253	$ -	$ 487,282
Intersegment sales	(1,863)	-	-	(1,863)
Sales to external customers	$ 350,166	$ 135,253	$ -	$ 485,419
Depreciation and amortization	$ 14,760	$ 5,398	$ -	$ 20,158
Operating income (loss)	$ 47,489	$ (308)	$ (956)	$ 46,225
Equity income	$ (217)	$ -	$ -	$ (217)
Interest expense (income), net	$ 6,121	$ 4,560	$ (5,821)	$ 4,860
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 2,455	$ 2,455
Fixed assets, net	$ 362,117	$ 125,958	$ -	$ 488,075
Fixed asset additions	$ 13,152	$ 2,897	$ -	$ 16,049
Goodwill, net	$ 46,788	$ 28,144	$ -	$ 74,932

(U.S. dollars in thousands)	Six Month Period Ended June 30, 2002 North America	Europe	Corporate	Total
Sales	**$ 787,657**	**$ 276,422**	**$ -**	**$ 1,064,079**
Intersegment sales	**(1,075)**	**(37)**	**-**	**(1,112)**
Sales to external customers	**$ 786,582**	**$ 276,385**	**$ -**	**$ 1,062,967**
Depreciation and amortization	**$ 26,973**	**$ 11,659**	**$ -**	**$ 38,632**
Other charge (note 3)	**$ -**	**$ 8,301**	**$ -**	**$ 8,301**
Operating income (loss)	**$ 106,646**	**$ (8,584)**	**$ (3,182)**	**$ 94,880**
Equity income	**$ (779)**	**$ -**	**$ -**	**$ (779)**
Interest expense (income), net	**$ 9,331**	**$ 10,393**	**$ (13,315)**	**$ 6,409**
Amortization of discount on Convertible Series Preferred Shares	**$ -**	**$ -**	**$ 4,385**	**$ 4,385**
Other income	**$ (3,874)**	**$ -**	**$ -**	**$ (3,874)**
Fixed assets, net	**$ 359,631**	**$ 137,329**	**$ -**	**$ 496,960**
Fixed asset additions	**$ 21,081**	**$ 10,533**	**$ -**	**$ 31,614**
Goodwill, net	**$ 45,554**	**$ 16,811**	**$ -**	**$ 62,365**

	Six Month Period Ended June 30, 2001			
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$ 659,668	$ 272,672	$ -	$ 932,340
Intersegment sales	(2,871)	-	-	(2,871)
Sales to external customers	$ 656,797	$ 272,672	$ -	$ 929,469
Depreciation and amortization	$ 28,690	$ 10,990	$ -	$ 39,680
Operating income (loss)	$ 77,212	$ 5,252	$ (2,489)	$ 79,975
Equity income	$ (160)	$ -	$ -	$ (160)
Interest expense (income), net	$ 13,388	$ 9,179	$ (11,753)	$ 10,814
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 4,889	$ 4,889
Fixed assets, net	$ 362,117	$ 125,958	$ -	$ 488,075
Fixed asset additions	$ 24,346	$ 6,909	$ -	$ 31,255
Goodwill, net	$ 46,788	$ 28,144	$ -	$ 74,932

12. Business Acquisition

In May 2001, the Company acquired the remaining minority interest in Decomex Inc. ("Decomex") from Corporación Activa, S.A. de C.V. Decomex operates fascia moulding and finishing operations in Mexico.

Total consideration paid in connection with the acquisition amounted to $7.8 million, which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of $5.2 million of prime rate promissory notes, denominated in Canadian dollars, at par, maturing $2.6 million on May 31, 2002 and $2.6 million on May 31, 2003. Interest on the promissory notes is payable in Canadian dollars on a quarterly basis.

The acquisition has been accounted for by the purchase method in these unaudited interim consolidated financial statements from the date of acquisition.

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three and six month periods ended June 30, 2002 and 2001

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2002, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2001, each included in the Company's Annual Report to Shareholders for 2001.

OVERVIEW

Results of Operations

North American vehicle production volumes in the first half of 2002 were strong, even with reduced OEM incentives, relative to expectations at the beginning of the year. North American vehicle production volumes were 8.6 million units for the first half of 2002, an increase of 5% over the first half of 2001. North American vehicle production volumes for the second quarter of 2002 were 4.6 million units, an increase of 7% over the second quarter of 2001. Retail vehicle sales have remained strong despite aggressive OEM incentive programs in the fourth quarter of 2001 which were anticipated to have a pull ahead effect on sales. As a result, actual vehicle production volumes for the first half of 2002 have exceeded our earlier outlook.

Western European vehicle production volumes, on the other hand, were weaker in the first half of 2002. Western European vehicle production volumes were 8.6 million units, a decrease of 4% over the first half of 2001. Western European vehicle production volumes for the second quarter of 2002 were 4.3 million, a decrease of 4% over the second quarter of 2001. The European market continues to be negatively impacted by lower consumer confidence and economic uncertainty.

Total sales grew to a record of $565.8 million in the three month period ended June 30, 2002, a 17% increase over the comparable prior year period. Diluted earnings per share were $0.30 for the second quarter of 2002, an improvement of 3% over diluted earnings per share of $0.29 for the second quarter of 2001.

Diluted earnings per share for the second quarter of 2002 were reduced by $0.08 as a result of the previously disclosed write off of deferred preproduction expenditures at the Company's United Kingdom Merplas facility (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion regarding this write off) and were increased by $0.02 as a result of the previously disclosed impact of the retroactive affiliation fee credits which were contractually agreed to between the Company and Magna International Inc. ("Magna") on June 25, 2002 as part of the Company's agreement with Magna to amend the terms of its existing affiliation agreement with Magna (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Affiliation and Social Fees" section of this MD&A for further discussion regarding the affiliation fee credits). Excluding the impact of the Merplas deferred preproduction expenditures write off and the impact of the retroactive affiliation fee credits, diluted earnings per share for the second quarter of 2002 increased 20% over diluted earnings per share for the second quarter of 2001, adjusted to eliminate goodwill amortization which elimination added $0.01 to diluted earnings per share (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization).

The Company's sales and earnings growth was driven by strong performance in North America. In addition, European production sales in the United Kingdom have increased as a result of the ramp up of the BMW Mini and Jaguar X400 programs. However, production sales in Germany and Belgium, measured in Euros, have declined as a result of lower vehicle production volumes which has contributed to a decline in European, excluding Merplas, operating income. Merplas, on the other hand, has continued to reduce its operating losses, excluding the impact of the deferred preproduction expenditures write off, in the second quarter of 2002.

Outlook

Our current outlook for North American vehicle production continues to be cautious with respect to vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions. North American light vehicle production is estimated at 16.3 million vehicles for 2002, including third quarter 2002 vehicle production volumes of 3.8 million units. The full year outlook for 2002 represents a 5% increase over 2001 vehicle production volumes.

With respect to Western Europe, we expect that weaker economic conditions will continue to negatively impact vehicle production volumes. As a result, our outlook assumes Western European volumes will decline 2% for the full 2002 year compared to 2001. Western European light vehicle production is estimated at 16.2 million vehicles for 2002, including third quarter 2002 vehicle production volumes of 3.6 million units.

RESULTS OF OPERATIONS

United Kingdom

Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility which continues to incur losses.

Merplas is located in the United Kingdom and supplies the new Jaguar X400 program. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' start up losses over the last several quarters, it is necessary to separately disclose Merplas in order to adequately explain the performance of the European operating segment.

Merplas' operating loss, excluding the impact of the deferred preproduction expenditures write off, improved to $3.6 million in the three month period ended June 30, 2002 compared to $9.0 million, $6.4 million, $5.9 million and $4.0 million in the three month periods ended June 30, 2001, September 30, 2001, December 31, 2001 and March 31, 2002, respectively. Merplas' operating loss in the first quarter of 2001 was $2.1 million as production on the facility's primary program, the Jaguar X400, did not ramp up until the second quarter of 2001.

Further operational improvements at Merplas are expected. However, the longer term profitability of Merplas is largely dependent on filling the facility's open capacity. The Merplas facility was built to service the Jaguar Halewood assembly plant, which assembles the X400, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities.

Although the X100 fascia program, which was temporarily outsourced to a Magna facility for most of 2001, was returned to Merplas in the latter part of the three month period ended March 31, 2002, Merplas production volumes on the Jaguar X400 and X100 programs continue at levels that are below original estimates. In addition, although a number of small service part programs are operating at Merplas, other than the Jaguar business no significant additional production programs have been secured, at this point in time, to utilize Merplas' open capacity.

The Company continues to work aggressively on ongoing operational and administrative cost reduction efforts at Merplas. Considerable operational progress has been made over the last few quarters and further improvements are anticipated. In addition, business that is currently outsourced at Sybex, the Company's other United Kingdom facility, is being reviewed for possible relocation to Merplas. Finally, the Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and Sybex to fill open capacity. Decoma continues to monitor its competitors with production facilities in the United Kingdom. It is management's belief that certain of these competitors may currently be experiencing financial difficulties which, if they persist, could lead to future business opportunities for the Company.

Goodwill and Deferred Preproduction Expenditures

In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with the Company's 2002 fiscal year. As a result, the Company ceased amortizing goodwill effective January 1, 2002. Net income was reduced by $1.1 million and $2.1 million for the three and six month periods ended June 30, 2001, respectively, as a result of goodwill amortization. Refer to the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization.

Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. Previously, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates.

As required by CICA 3062, and as previously disclosed, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill write down of $12.3 million in the second quarter of 2002 related to its United Kingdom reporting unit. In accordance with CICA 3062, this write down was charged against January 1, 2002 opening retained earnings and did not impact the Company's net income or earnings per share. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income for the second quarter of 2002. Amortization expense related to the Merplas deferred preproduction expenditures prior to the write off and included in "depreciation and amortization" expense amounted to $0.4 million and $0.7 million for the three and six month periods ended June 30, 2002, respectively ($0.2 million and $0.5 million for the three and six month periods ended June 30, 2001, respectively). (See note 3 to the unaudited interim consolidated financial statements included elsewhere herein.)

These write downs were required due to the significant operating losses that have been incurred at the Company's Merplas United Kingdom facility over the last several quarters. Although, as noted above, significant operational improvements have been made and further improvements are expected, the longer term profitability of Merplas is largely dependent on filling open capacity. However, no significant additional production programs have been secured, at this point in time, to utilize this capacity. Despite these write downs, Decoma remains committed to its United Kingdom operations over the long term and will continue to aggressively pursue new business opportunities. It is management's belief that certain of the Company's competitors in the United Kingdom are experiencing financial difficulties which, if they persist, could lead to future business opportunities for the Company.

The Company's June 2002 initial assessment for goodwill impairment at all other reporting units did not result in any further goodwill write downs. Going forward, the Company will continue to assess goodwill for impairment annually commencing December 31, 2002. Any future required goodwill write down must be charged against income. The assessment of goodwill for impairment is subject to significant measurement uncertainty and requires forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, and program price and cost assumptions on current and future business.

Comparative Period Amounts

Foreign Currency Translation

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, unrealized translation gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, net income for the second quarter of 2001 increased to $23.1 million from the $22.7 million amount previously reported and diluted earnings per share for the second quarter of 2001 increased to $0.29 from the $0.28 amount previously reported. Net income for the first half of 2001 was reduced to $38.2 million from the $38.3 million amount previously reported and diluted earnings per share were unchanged at $0.49. (See note 3 to the unaudited interim consolidated financial statements included elsewhere herein).

North American Vehicle Production and Average Content Per Vehicle

North American vehicle production volumes, as reported by the Company, have historically included medium and heavy trucks. Effective with the first quarter of 2002, North American vehicle production volumes, as reported by the Company, include light vehicles only and exclude medium and heavy trucks. The Company does not have a substantial amount of North American medium and heavy truck content, therefore, this change improves the comparability of the

Company's North American production sales with vehicle production volumes. North American vehicle production volumes continue to include light vehicles produced in Canada, the United States and Mexico. All comparative period North American vehicle production and average content per vehicle amounts have been restated to conform with the current period's presentation.

Western European vehicle production volumes, as reported by the Company, have historically excluded medium and heavy trucks.

Three Month Periods Ended June 30, 2002 and 2001

Sales

	Three Month Periods Ended June 30, 2002	2001	% Change
Vehicle Production Volumes *[in millions]*			
North America	4.6	4.3	7%
Western Europe	4.3	4.5	(4%)
Average Content Per Vehicle *[U.S. dollars]*			
North America	$85	$75	13%
Europe	29	26	12%
Production Sales *[U.S. dollars in millions]*			
North America	$387.2	$320.1	21%
Europe			
Excluding Merplas	116.0	110.6	5%
Merplas	8.7	6.5	34%
Total Europe	124.7	117.1	6%
Global Tooling Sales	53.9	48.2	12%
Total Sales	$565.8	$485.4	17%

North America
North American production sales grew by 21% to $387.2 million in the three month period ended June 30, 2002 from $320.1 million in the comparable prior year period. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $85 compared to $75 for the second quarters of 2002 and 2001, respectively. The increase in content was driven by the acquisition of Autosystems on September 28, 2001 which added approximately $5 to North American content per vehicle; new takeover business including content on the General Motors 820 C and D (Cadillac Escalade and Denali SUVs), GMT 806 (Escalade EXT) and GMT 800 and 830 (Silverado, Sierra and Suburban) programs; content on programs that launched during or subsequent to the second quarter of 2001 including the Nissan TK (Altima) and DaimlerChrysler KJ (Jeep Liberty) programs; the ramp up of the Ford U152 (Explorer) and the General Motors GMT 805 (Avalanche) programs which launched in the early part of 2001; increased content and higher volumes on the GMT 250 (Aztek) and increased content on the Ford U204 (Escape) programs; and increased volumes on other high content production programs including the DaimlerChrysler LH (Concorde, Intrepid,

300M and LHS) and General Motors GMX 210 (Impala) programs. These increases were partially offset by lower volumes on the DaimlerChrysler RS (Minivan) and Ford EN114 (Crown Victoria, Grand Marquis) programs, the disposition of a non-core North American operating division in the first quarter of 2002 and the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which negatively impacted North American production sales. The Canadian dollar weakened against the U.S. dollar by 1% for the three month period ended June 30, 2002 compared to the three month period ended June 30, 2001.

Increases in North American production sales were also driven by an increase in vehicle production volumes. Total North American light vehicle production for the second quarter of 2002 was 4.6 million units representing an increase of 7% from the 4.3 million vehicles produced in the second quarter of 2001.

Europe

European production sales, excluding Merplas, increased 5% to $116.0 million in the second quarter of 2002 compared to $110.6 million for the second quarter of 2001. Production sales at Merplas increased to $8.7 million in the second quarter of 2002 compared to $6.5 million in the second quarter of 2001. European content per vehicle grew 12% to approximately $29 for the second quarter of 2002 compared to $26 for the second quarter of 2001. Content growth was driven by an increase in sales at the Company's United Kingdom facilities as a result of the ramp up of both the BMW Mini program produced at Sybex and the Jaguar X400 program produced at Merplas. The BMW Mini has been very well received resulting in strong production volumes.

Content growth was also driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. The average exchange rate for the Euro and British Pound, each against the U.S. dollar, increased 6% and 3%, respectively, for the three month period ended June 30, 2002 compared to the three month period ended June 30, 2001. When measured in Euros, sales at the Company's facilities in Germany and Belgium declined in the second quarter of 2002 over the comparable prior year period. This decline was driven by lower vehicle production volumes including lower production volumes on the Company's largest European program, the DaimlerChrysler C Class, and lower content on the introduction of the new DaimlerChrysler E Class. Western European vehicle production volumes declined 4% to 4.3 million units for the second quarter of 2002 compared to 4.5 million units for the second quarter of 2001.

Tooling

Tooling sales on a global basis increased 12% to $53.9 million compared to $48.2 million for the second quarters of 2002 and 2001, respectively. The increase in tooling sales came primarily in Europe where tooling sales for the second quarter of 2002 included amounts for the Audi B6 program. Tooling inventory at June 30, 2002 includes a number of in-progress tooling programs that have not yet been completed and billed to customers.

Gross Margin
Gross margin as a percentage of total sales increased to 21.9% for the three month period ended June 30, 2002 compared to 20.4% for the three month period ended June 30, 2001.

Gross margins were positively affected by contributions from the ramp up of the Ford U152 (Explorer) and the General Motors GMT 805 (Avalanche) programs; contributions from programs that launched during or subsequent to the second quarter of 2001 including the Nissan TK (Altima) and DaimlerChrysler KJ (Jeep Liberty) programs in North America and the BMW Mini program in Europe; contributions from new takeover business; reduced losses at Merplas; improved performance at two North American trim related facilities; and improved performance at Carplast/Toptech, one of the Company's German facilities which currently supplies the Audi TT roof module and a number of MAN truck programs. These improvements were partially offset by new VW and Audi European program launch costs, operating inefficiencies and other period costs at a facility in continental Europe; increased period costs at a sealing systems facility in Ontario; further OEM price concessions; and, although contributing to gross margin, lower gross margin percentages at Autosystems.

Depreciation and Amortization
Depreciation and amortization costs declined to $19.1 million for the second quarter of 2002 compared to $20.2 million for the second quarter of 2001.

Effective January 1, 2002, Canadian generally accepted accounting principles ("GAAP") with respect to goodwill changed. As a result, effective January 1, 2002, the Company ceased recording amortization of goodwill (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A and note 3 to the Company's unaudited interim consolidated financial statements included elsewhere herein). Depreciation and amortization for the three month period ended June 30, 2001 includes goodwill amortization of $0.9 million.

Excluding goodwill amortization, depreciation and amortization was substantially unchanged. As a percentage of sales, depreciation and amortization costs decreased to 3.4% for the second quarter of 2002 compared to 4.2% for the second quarter of 2001.

Selling, General and Administrative ("S,G&A")
S,G&A costs were $35.3 million for the second quarter of 2002, up from $25.8 million for the second quarter of 2001. This increase reflects additional S,G&A expense as a result of the Autosystems acquisition, additional costs associated with the ramp up of Merplas and United Kingdom sales and marketing efforts, additional management resources and new project costs in Europe, higher compensation costs for managers with compensation tied to Company profits, severance costs recorded in the current period, an increase in foreign exchange expenses, increases in advertising and credit facility costs and other costs to support the higher sales levels. As a percentage of sales, S,G&A increased to 6.2% compared to 5.3% for the second quarters of 2002 and 2001, respectively.

Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. Subsequent to June 30, 2001, the

Company began reporting these amounts in S,G&A expense. Previously, these amounts were combined with affiliation and social fees and reported as a separate line item on the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in S,G&A was $0.9 million and $0.8 million for the three month periods ended June 30, 2002 and 2001, respectively.

Affiliation and Social Fees

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement:

- provides the Company with the right to identify itself as part of the Magna group of companies by granting to the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provides the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provides the Company with access to Magna's senior management and makes available to the Company details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates;
- provides the Company a sole and exclusive world-wide licence to use the Decoma trademark and associated tradenames; and
- provides the Company with Tier 1 development assistance through access to Magna senior management and their customer and supplier relationships, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and assistance with the effective management of human resources through access to Magna's management techniques, labour relations experts and employee and education programs.

As previously disclosed, on June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement with Magna. The amended agreement, which will be effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year to year basis at the parties' option. Affiliation fees payable under the amended agreement will be reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% rate that now applies. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1, 2002 of approximately $10 million. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the calendar year following the year of acquisition. The amended agreement also entitles Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma is also entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems. The value of these credits through June 2002 has been accrued in the second quarter of 2002 and reduced affiliation fee expenses otherwise payable by $3.2 million. The negotiations with Magna regarding the affiliation agreement were overseen by a special committee of independent directors of Decoma's board and the resulting agreement was reviewed and then unanimously approved by Decoma's board on the recommendation of the special committee.

Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

The affiliation and social fees payable to Magna for the second quarter of 2002 decreased to $6.4 million from $7.1 million for the comparable prior year period. The decrease in affiliation and social fees reflects the value of the amending agreement affiliation fee credits described above and accrued in the second quarter of 2002 partially offset by an increase in affiliation and social fees payable due to the increases in consolidated net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

Operating Income

	Three Month Periods Ended June 30,		%
[U.S. dollars in millions]	2002	2001	Change
Operating Income			
North America	$62.9	$47.5	32%
Europe			
Excluding Merplas	5.2	8.7	(40%)
Merplas excluding deferred preproduction expenditures write off	(3.6)	(9.0)	
Merplas deferred preproduction expenditures write off	(8.3)	-	
Total Europe	(6.7)	(0.3)	
Corporate	(1.4)	(1.0)	
Total Operating Income	$54.8	$46.2	19%

Total operating income grew by 19% to $54.8 million for the second quarter of 2002 compared to $46.2 million for the second quarter of 2001. Excluding the Merplas deferred preproduction expenditures write off of $8.3 million (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion) and the amending agreement affiliation fee credits of $3.2 million (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Affiliation and Social Fees" section of this MD&A for further discussion), operating income of $59.9 million for the second quarter of 2002 increased by 27% over operating income for the second quarter of 2001 of $47.1 million, adjusted to eliminate goodwill amortization of $0.9 million (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Depreciation and Amortization" section of this MD&A for further discussion).

North America

North American operating income increased to $62.9 million for the second quarter of 2002 from $47.5 million for the second quarter of 2001. This increase is the result of contributions from the ramp up of the Ford U152 (Explorer) and General Motors GMT 805 (Avalanche) programs; contributions from programs that launched during or subsequent to the second quarter of 2001 including the Nissan TK (Altima) and DaimlerChrysler KJ (Jeep Liberty) programs; contributions from new takeover business; strong volumes on other high content production programs; the acquisition of Autosystems; improved performance at two trim related facilities; increased contributions as a result of the Company's ongoing continuous improvement programs; the elimination of goodwill amortization; and the impact of the amending agreement affiliation fee credits. These improvements were partially offset by increased period costs at a sealing systems facility in Ontario and further OEM price concessions.

Europe

European operating income, excluding Merplas, decreased to $5.2 million for the second quarter of 2002 from $8.7 million for the comparable prior year period. The decline is a result of lower production sales at the Company's facilities in Germany and Belgium, measured in Euros, due to the decline in overall European vehicle production volumes and production volumes on certain high content programs. Operating income was also negatively impacted by incremental price reductions on current programs to secure future business, additional costs associated with United Kingdom sales and marketing efforts, additional management resources and new project costs in Europe and operating inefficiencies and other period costs at two continental Europe facilities. Action plans to address operating inefficiencies at these facilities are in place and are being implemented. New VW and Audi program launch costs including costs associated with a European facility currently under construction to service a new VW Group program launching in the latter part of 2002 also negatively impacted European operating income.

These declines were partially offset by improved performance at the Company's Carplast/Toptech operations in Germany; contributions from the launch of the new BMW Mini program at the Company's Sybex facility in the United Kingdom; the elimination of goodwill amortization; and the impact of the amending agreement affiliation fee credits.

Merplas generated an operating loss before the write down of deferred preproduction expenditures of $3.6 million for the second quarter of 2002 compared to a loss of $9.0 million for the second quarter of 2001. Although the loss is significant, Merplas' performance continues to improve. The operating losses for the second, third and fourth quarters of 2001 were $9.0 million, $6.4 million and $5.9 million, respectively, and $4.0 million for the first quarter of 2002. Refer to the "Results of Operations – United Kingdom" section of this MD&A for further discussion regarding Merplas.

Equity Income (Loss)

Income from equity accounted investments, which includes the Company's 40% share of income earned by each of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, increased to $0.5 million for the second quarter of 2002 compared to income of $0.2 million for the second quarter of 2001. The increase is primarily attributable to higher sales and earnings at Bestop which supplies DaimlerChrysler TJ (Jeep Wrangler) original equipment and aftermarket accessories and the cessation of goodwill amortization effective January 1, 2002. Refer to the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization.

EBITDA

On a global basis, EBITDA, excluding other income, increased 24% to $82.2 million for the second quarter of 2002 from $66.4 million for the second quarter of 2001. EBITDA as a percentage of total sales increased to 14.5% for the second quarter of 2002 from 13.7% for the second quarter 2001.

The North American operating segment generated EBITDA of $76.1 million or 18.2% of North American segment sales for the second quarter of 2002. This compares favourably to EBITDA of $62.2 million or 17.8% of sales for the second quarter of 2001.

The European operating segment, excluding Merplas, generated EBITDA of $10.1 million or 7.3% of European segment sales, excluding Merplas, for the second quarter of 2002. This compares to EBITDA of $13.2 million or 10.3% of sales for the second quarter of 2001.

EBITDA at Merplas was a loss of $2.7 million for the second quarter of 2002. The Merplas EBITDA loss was substantially improved over the losses incurred in the second, third and fourth quarters of 2001 of $8.1 million, $5.3 million and $4.8 million, respectively, and the first quarter of 2002 of $3.1 million. Refer to the "Results of Operations – United Kingdom" section of this MD&A for further discussion regarding Merplas.

The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income (second quarter of 2002 - $54.8 million; second quarter of 2001 - $46.2 million) plus depreciation and amortization (second quarter of 2002 - $19.1 million; second quarter of 2001 - $20.2 million) plus the write down of deferred preproduction expenditures (second quarter of 2002 - $8.3 million; second quarter of 2001 – nil) based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Interest Expense

Interest expense for the second quarter of 2002 was $3.2 million compared to $4.9 million for the second quarter of 2001. In June of 2001, the Company raised $111.1 million of net proceeds from the public offering of its Class A Subordinate Voting Shares (the "June 2001 Equity Offering"). The proceeds of the offering, along with cash generated from operations less capital and acquisition spending plus dividend requirements, were used to reduce debt. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and debenture interest obligation, less cash and cash equivalents) declined to $206.9 million at June 30, 2002 compared to $327.2 million at March 31, 2001. In addition to debt reduction, lower market interest rates resulted in reduced interest costs.

Amortization of Discount on Convertible Series Preferred Shares
The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt decreased to $2.2 million for the second quarter of 2002 from $2.5 million for the second quarter of 2001. The decrease reflects lower amortization as a result of the discount on the Series 2 Convertible Series Preferred Shares being fully amortized as of July 31, 2001.

Income Taxes
The Company's effective income tax rate for the second quarter of 2002 increased to 45.0% from 39.5% for the second quarter of 2001. The effective income tax rate increased due to the write off of deferred preproduction expenditures at Merplas (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion regarding the deferred preproduction expenditures write off) as losses at Merplas are not being tax benefited. Excluding the write off, the Company's effective income tax rate for the second quarter of 2002 was 38.6%. The effective income tax rate before the deferred preproduction expenditures write off improved over the second quarter of 2001 as a result of reduced loses at Merplas which are not tax benefited, reductions in Ontario statutory income tax rates, the cessation of goodwill amortization (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization) which was non-deductible for tax and reduced non-deductible amortization of the discount on Convertible Series Preferred Shares.

These improvements were partially offset by the revaluation of net future tax liabilities due to a reduction in Ontario tax rates substantively enacted in the second quarter of 2001, the impact of losses in the current period at the Company's Decotrim facility in Belgium which are not tax benefited and the utilization in the second quarter of 2001 of previously unbenefitted tax loss carryforwards in Mexico to shelter Mexican income. The Mexican tax loss carryforwards were fully utilized in 2001. As a result, Mexican income in the second quarter of 2002 was subject to a full tax provision.

Cumulative unbenefited tax loss carryforwards in the United Kingdom and Belgium total approximately $48 million and $6 million, respectively. These losses have no expiry date.

Minority Interest Expense
Minority interest expense was $0.6 million for the three month period ended June 30, 2001. In May 2001, the Company acquired the remaining 30% minority interest in its Mexican operations. Accordingly, minority interest in the second quarter of 2002 is nil.

Net Income
Net income for the second quarter of 2002 increased 19% to $27.4 million from $23.1 million for the second quarter of 2001. This increase is primarily attributable to higher operating income and lower interest costs. These increases were partially offset by an increase in the Company's effective tax rate.

Excluding the after tax impact of the Merplas deferred preproduction expenditures write off of $8.3 million (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion) and the after tax impact of the amending agreement affiliation fee credits of $2.2 million (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Affiliation and Social Fees" section of this MD&A for further discussion), net income of $33.5 million for the second quarter of 2002 increased by 38% over net income for the second quarter of 2001 of $24.2 million, adjusted to eliminate the after tax impact of goodwill amortization of $1.1 million (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Depreciation and Amortization" section of this MD&A for further discussion).

Financing Charges
Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the acquisition of Visteon Corporation's 49% minority interest in the Conix Group (the "Conix Transaction") on October 16, 2000 were $1.0 million in the three month period ended June 30, 2001. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity. In June and November of 2001, the Subordinated Debentures were repaid. Accordingly, financing charges related to Subordinated Debentures were nil in the first quarter of 2002.

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) increased to $1.2 million for the second quarter of 2002 compared to $0.9 million for the second quarter of 2001.

Earnings Per Share
Diluted earnings per share for the second quarter of 2002 were $0.30 compared to $0.29 for the second quarter of 2001.

Diluted earnings per share for the second quarter of 2002 were reduced by $0.08 as a result of the write-off of deferred preproduction expenditures at the Company's United Kingdom Merplas facility (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion regarding this write off) and were increased by $0.02 as a result of the impact of the amending agreement affiliation fee credits (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Affiliation and Social Fees" section of this MD&A for further discussion regarding the affiliation fee credits). Excluding the impact of the Merplas deferred preproduction expenditures write off and the impact of the retroactive affiliation fee credits, diluted earnings per share for the second quarter of 2002 increased 20% over diluted earnings per share for the second quarter of 2001, adjusted to eliminate goodwill amortization which elimination added $0.01 to diluted earnings per share (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 - Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization).

The increase in diluted earnings per share is primarily due to the substantial increase in net income for the second quarter of 2002 compared to the second quarter of 2001 and was achieved despite a 13.0 million increase in the weighted average number of shares outstanding substantially all related to the June 2001 Equity Offering.

Overview for the Six Month Periods Ended June 30, 2002 and 2001

Sales

	Six Month Periods Ended June 30,		%
	2002	2001	Change
Vehicle Production Volumes *[in millions]*			
North America	8.6	8.2	5%
Western Europe	8.6	9.0	(4%)
Average Content Per Vehicle *[U.S. dollars]*			
North America	$85	$74	15%
Europe	29	26	12%
Production Sales *[U.S. dollars in millions]*			
North America	$728.9	$604.3	21%
Europe			
Excluding Merplas	225.2	228.7	(2%)
Merplas	19.3	8.0	141%
Total Europe	244.5	236.7	3%
Global Tooling Sales	89.6	88.5	1%
Total Sales	$1,063.0	$929.5	14%
Operating Income			
North America	$106.6	$77.2	38%
Europe			
Excluding Merplas	7.4	16.4	(55%)
Merplas excluding deferred preproduction expenditures write off	(7.6)	(11.1)	
Merplas deferred preproduction expenditures write off	(8.3)	-	
Total Europe	(8.5)	5.3	
Corporate	(3.2)	(2.5)	
Total Operating Income	$94.9	$80.0	19%

North America

North American production sales grew by 21% to $728.9 million in the first six months of 2002 from $604.3 million in the comparable prior year period. This increase was driven by growth in average North American content per vehicle and higher vehicle production volumes. North American content per vehicle grew to approximately $85 compared to $74 for the first six months of 2002 and 2001, respectively. The increase in content was driven by the acquisition of Autosystems which added $5 in content per vehicle; new takeover business; content on programs that launched during or subsequent to the second quarter of 2001; the ramp up of the Ford U152 (Explorer) and other programs which launched in the early part of 2001; and increased volumes on other high content production programs. These increases were partially offset by the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which negatively impacted North American production sales. The Canadian dollar weakened against the U.S. dollar by 2% for the six month period ended June 30, 2002 compared to the six month period ended June 30, 2001.

Total North American light vehicle production for the first six months of 2002 was 8.6 million units representing an increase of 5% from the 8.2 million vehicles produced in the first six months of 2001.

Europe

European production sales, excluding Merplas, decreased 2% to $225.2 million in the first six months of 2002 compared to $228.7 million for the first six months of 2001. Production sales at Merplas increased to $19.3 million compared to $8.0 million in the six months periods ended June 30, 2002 and 2001, respectively. European content per vehicle grew 12% to approximately $29 for the first six months of 2002 compared to $26 for the first six months of 2001. Content growth was driven by an increase in sales at the Company's United Kingdom facilities as a result of the ramp up of both the BMW Mini program produced at Sybex and the Jaguar X400 program produced at Merplas.

These increases in content were partially offset by lower sales at the Company's facilities in Germany and Belgium in the first six months of 2002 over the comparable prior year period. This decline was driven by lower vehicle production volumes including lower volumes on certain high content programs including the Ford Mondeo program and lower content on the introduction of the new DaimlerChrysler E Class. Western European vehicle production volumes declined 4% to 8.6 million units for the first six months of 2002 compared to 9.0 million units for the first six months of 2001. Translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency did not significantly impact content per vehicle for the six month period ended June 30, 2002 compared to the six month period ended June 30, 2001.

Tooling

Tooling sales on a global basis were substantially unchanged for the first six months of 2002 and 2001.

Sales by Customer

North American sales, including tooling, accounted for approximately 74% of total sales for the six month period ended June 30, 2002. This compares to 71% for the comparable prior year period. The increase reflects the Company's strong content growth in North America and higher North American vehicle production volumes. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 36.6%, 33.6% and 15.7% of total North American sales, respectively, for the first six months of 2002 (38.9%, 26.9% and 21.1% for the first six months of 2001). The growth in General Motors sales reflects the acquisition of Autosystems and new take over business. The Company's largest North American production sales programs for calendar 2002 are expected to include the Ford U152 (Explorer) and EN114 (Crown Victoria and Grand Marquis) programs and the DaimlerChrysler RS (Minivan), LH (Concorde, Intrepid, 300M and LHS) and JR (Stratus and Sebring) programs.

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for three Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required.

European sales accounted for approximately 26% and 29% of total sales for the first six months of 2002 and 2001, respectively. The reduction reflects a decline in European production volumes and North American content per vehicle growing at a faster rate than in Europe. The Company's three largest customers in Europe were DaimlerChrysler, Ford and the VW Group representing 39.3%, 16.3% and 14.2% of total European sales, respectively, for the first six months of 2002 (41.2%, 18.2% and 10.7% for the first six months of 2001). The Company's largest European production sales programs for calendar 2002 are expected to include the DaimlerChrysler C Class (W/S/CL203) and A Class (W168) programs, the Ford Mondeo and Jaguar X400 programs and the Opel Vectra program.

Decoma believes that it has strong European growth opportunities with Ford's Premier Automotive Group ("PAG") and with the VW Group. The PAG group of Ford brands includes Aston Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in Europe. With respect to the VW Group, we have been awarded new business which is expected to launch in the latter part of 2002 and 2003 and which will significantly increase our sales to the VW Group.

On a consolidated basis, the Company's three largest customers are Ford, General Motors and DaimlerChrysler accounting for 31.3%, 26.2% and 21.9% of global sales, respectively, for the first six months of 2002 (32.9%, 20.4% and 27.0% for the first six months of 2001).

Operating Income

Operating income improved 19% to $94.9 million for the first six months of 2002 compared to $80.0 million for the first six months of 2001. Excluding the Merplas deferred preproduction expenditures write off of $8.3 million (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion) and the amending agreement affiliation fee credits of $3.2 million (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 – Affiliation and Social Fees" section of this MD&A for further discussion), operating income of $100.0 million for the first six months of 2002 increased by 22% over operating income for the first six months of 2002 of $81.9 million, adjusted to eliminate goodwill amortization of $1.9 million (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 – Depreciation and Amortization" section of this MD&A for further discussion). The increase was driven by strong performance in North America where operating income improved 38% to $106.6 million for the first six months of 2002 over the comparable prior year period.

European, excluding Merplas, operating income decreased to $7.4 million for the first six months of 2002 compared to $16.4 million for the first six months of 2001. The decline is a result of lower production sales in Germany and Belgium due to the decline in overall European vehicle production volumes and the decline in production volumes on certain high content programs. Operating income was also negatively impacted by operating inefficiencies at two continental Europe facilities and new VW and Audi program launch costs including costs associated with a European facility currently under construction to service a new VW Group program launching in the latter part of 2002. Contributions from the BMW Mini program at Sybex, the elimination of goodwill amortization and the amending agreement affiliation fee credits help partially offset these declines.

Operating losses at Merplas, excluding the write off of deferred preproduction expenditures, improved $3.5 million to a loss of $7.6 million for the first six months of 2002 over the comparable prior year period.

EBITDA

On a global basis, EBITDA increased to $141.8 million for the first six months of 2002 compared to $119.7 million for the first six months of 2001. EBITDA as a percentage of total sales increased to 13.3% compared to 12.9% for the first six months of 2002 and 2001, respectively, reflecting improved operating income.

The North American operating segment generated EBITDA of $133.6 million or 17.0% of sales for the six month period ended June 30, 2002. This compares favourably to EBITDA of $105.9 million or 16.1% of sales for the six month period ended June 30, 2001. The European operating segment, excluding Merplas, generated EBITDA of $17.2 million or 6.7% of European segment sales, excluding Merplas, for the six month period ended June 30, 2002. This compares to EBITDA of $25.9 million or 9.9% of European segment sales, excluding Merplas, for the six month period ended June 30, 2001.

EBITDA at Merplas improved to a loss of $5.8 million compared to a loss of $9.7 million for the six month periods ended June 30, 2002 and 2001, respectively.

Net Income Attributable to Class A Subordinate Voting and Class B Shares

Net income attributable to Class A Subordinate Voting and Class B Shares increased 41% to $49.0 million in the first six months of 2002 compared to $34.8 million for the first six months of 2001.

Excluding other income related to the gain on disposition of a non-core North American division in the first quarter of 2002 of $2.9 million after tax, the write off of deferred preproduction expenditures of $8.3 million after tax (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion) and the amending agreement affiliation fee credits of $2.2 million after tax (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 – Affiliation and Social Fees" section of this MD&A for further discussion), net income attributable to Class A Subordinate Voting and Class B Shares for the six month period ended June 30, 2002 of $52.2 million increased 41% over net income attributable to Class A Subordinate Voting and Class B Shares for the six month period ended June 30, 2002 of $36.9 million, adjusted to eliminate the after tax impact of goodwill amortization of $2.1 million (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 – Depreciation and Amortization" section of this MD&A for further discussion).

Earnings Per Share

Diluted earnings per share for the first six months of 2002 increased 16% to $0.57 compared to $0.49 for the first six months of 2001.

Excluding other income related to the gain on disposition of a non-core North American division in the first quarter of 2002 of $0.03, the write off of deferred preproduction expenditures of $0.08 (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion) and the amending agreement affiliation fee credits of $0.02 (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 – Affiliation and Social Fees" section of this MD&A for further discussion), diluted earnings per share increased 18% over for the first six months of 2001, adjusted to eliminate goodwill amortization which elimination added $0.02 to diluted earnings per share (see the "Results of Operations – Three Month Periods Ended June 30, 2002 and 2001 – Depreciation and Amortization" section of this MD&A for further discussion). This increase was despite a 14.8 million increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding substantially all related to the June 2001 Equity Offering.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended June 30, 2002 and 2001

	Three Month Periods Ended June 30,	
[U.S. dollars in millions]	2002	2001
EBITDA		
North America	$76.1	$62.2
Europe		
Excluding Merplas	10.1	13.2
Merplas	(2.7)	(8.1)
Corporate	(1.3)	(0.9)
	82.2	66.4
Interest, cash taxes and other operating cash flows	(22.3)	(15.6)
Cash flow from operations	59.9	50.8
Cash generated (invested) in non-cash working capital	11.7	(4.8)
Fixed and other asset spending, net		
North America	(13.6)	(12.4)
Europe		
Excluding Merplas	(5.3)	(1.1)
Merplas	(0.4)	(1.0)
Acquisition spending		
North America	(2.6)	(2.6)
Dividends		
Convertible Series Preferred Shares	(3.1)	(3.8)
Class A Subordinate Voting and Class B Shares	(3.4)	(4.1)
Cash generated and available for debt reduction	43.2	21.0
Net decrease in debt	(59.7)	(111.3)
Repayment of Subordinated Debentures	-	(25.8)
Issuances of Class A Subordinate Voting Shares	0.1	111.1
Foreign exchange on cash and cash equivalents	3.0	(0.3)
Net decrease in cash and cash equivalents	$(13.4)	$ (5.3)

Cash Flow From Operations

Cash generated from operations exceeded capital and acquisition spending and dividend requirements by $43.2 million for the second quarter of 2002 compared to $21.0 million for the second quarter of 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA and a reduction in cash invested in non-cash working capital.

Cash invested in non-cash working capital declined in the second quarter of 2002 despite a 17% increase in total sales.

Investing Activities
Capital spending, excluding acquisitions, on a global basis totalled $19.3 million or 23% of EBITDA in the second quarter of 2002 compared to $14.5 million or 22% of EBITDA in the second quarter of 2001. The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment. Capital spending in the second quarter of 2002 was related to the construction of a European facility to service a new VW Group program launching in the latter part of 2002, improvement programs at Autosystems and newly awarded production contracts, required improvements and other process related expenditures at the Company's other divisions

North American capital spending of $13.6 million was 18% of North American EBITDA in the three month period ended June 30, 2002. European, excluding Merplas, capital spending of $5.3 million was 52% of European, excluding Merplas, EBITDA in the second quarter of 2002.

Acquisition spending in the second quarter of 2002 represents the repayment of one of the notes issued on the May 30, 2001 acquisition of the remaining 30% minority interest in the Company's Mexican operations.

Dividends
Dividends paid on the Company's Convertible Series Preferred Shares decreased to $3.1 million for the second quarter of 2002 compared to $3.8 million for the second quarter of 2001. The second quarter of 2002 reflects dividends paid in respect of the Series 1, 2, 3, 4 and 5 Convertible Series Preferred Shares for the three month period ended March 31, 2002. The comparable period includes dividends paid in respect of the Series 1, 2 and 3 Convertible Series Preferred Shares for both the two month period ended December 31, 2000 and the three month period ended March 31, 2001 and dividends paid in respect of the Series 4 and 5 Convertible Series Preferred Shares for the three month period ended March 31, 2001. The Series 4 and 5 Convertible Series Preferred were issued on completion of the Global Exteriors Transaction on January 5, 2001.

Dividends paid during the second quarter of 2002 on Class A Subordinate Voting and Class B Shares totalled $3.4 million. This represents dividends declared of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended March 31, 2002.

Dividends paid during the three month period ended June 30, 2001 on Class A Subordinate Voting and Class B Shares totalled $4.1 million representing dividends declared of US$0.03 in respect of the two month period ended December 31, 2000 and US$0.05 in respect of the three month period ended March 31, 2001.

Subsequent to June 30, 2002, the board of directors of the Company declared a dividend of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended June 30, 2002.

Financing Activities
Cash generated and available for debt reduction of $43.2 million and cash resources on hand were used to reduce debt by $59.7 million during the second quarter of 2002.

The Company continues to carry cash resources that have not been applied to debt reduction. As part of the introduction of a new pan-European cash pooling system in late 2001, the Company has been holding extra cash to ensure liquidity in the pool. Over the first and second quarters of 2002, the Company was able to substantially reduce its European cash and bank debt positions.

Given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction. However, during the second quarter of 2002, the Company was able to utilize cash generated and accumulated within its United States operations to temporarily reduce debt held in other jurisdictions.

Cash Flows for the Six Month Periods Ended June 30, 2002 and 2001

	Six Month Periods Ended June 30,	
[U.S. dollars in millions]	2002	2001
EBITDA		
North America	$133.6	$105.9
Europe		
Excluding Merplas	17.2	25.9
Merplas	(5.8)	(9.7)
Corporate	(3.2)	(2.4)
	141.8	119.7
Interest, cash taxes and other operating cash flows	(39.4)	(32.6)
Cash flow from operations	102.4	87.1
Cash generated (invested) in non-cash working capital	10.7	(9.7)
Fixed and other asset spending, net		
North America	(22.4)	(25.6)
Europe		
Excluding Merplas	(10.9)	(3.4)
Merplas	(0.7)	(2.1)
Acquisition spending		
North America	(2.6)	(2.6)
Proceeds from disposition	5.4	-
Dividends		
Convertible Series Preferred Shares	(6.0)	(5.0)
Class A Subordinate Voting and Class B Shares	(6.7)	(5.8)
Cash generated and available for debt reduction	69.2	32.9
Net decrease in debt	(108.6)	(128.5)
Repayment of Subordinated Debentures	-	(25.8)
Issuances of Class A Subordinate Voting Shares	0.1	111.1
Foreign exchange on cash and cash equivalents	2.6	(0.6)
Net decrease in cash and cash equivalents	$ (36.7)	$ (10.9)

Cash Flow From Operations

Cash generated from operations exceeded capital and acquisition spending and dividend requirements by $69.2 million for the six month period ended June 30, 2002 compared to $32.9 million for the six month period ended June 30, 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA, a reduction in cash invested in non-cash working capital and proceeds from the disposition of a non-core North American operating division in the first quarter of 2001.

Cash invested in non-cash working capital declined in the first half of 2002 despite a 14% increase in total sales.

Investing Activities

Capital spending, excluding acquisitions, on a global basis totalled $34.0 million or 24% of EBITDA in the six month period ended June 30, 2002 compared to $31.1 million or 26% of EBITDA in the six month period ended June 30, 2001.

North American capital spending of $22.4 million was 17% of North American EBITDA. European, excluding Merplas, capital spending of $10.9 million was 63% of European, excluding Merplas, EBITDA in the first half of 2002.

Given the economic uncertainties throughout 2001, wherever possible the Company eliminated or delayed planned capital spending. As a result, full year 2001 and first half 2002 capital spending, excluding acquisitions, of $73.2 million and $34.0 million, respectively, was well under the Company's 50% of EBITDA guideline. However, capital spending for the remainder of 2002 is expected to increase. The Company has approved the construction of a new paint line at an existing facility in Belgium to service a recent new business award. Capital spending for the new paint line will commence in 2002 with additional spending in 2003. In addition, subject to the finalization of timing requirements and the favourable resolution of certain outstanding commercial issues, the Company's board of directors has approved in principle the construction of a mould and painting facility at a yet to be determined location in the Southern United States to service recently awarded business in this region. If proceeded with, capital spending on this project would commence in the latter part of 2002 with the majority of capital spending occurring in 2003 and 2004. Approved spending for 2002 is currently $120 million. In addition to the two Greenfield projects described above, current approved capital spending is primarily to support newly awarded production contracts, required improvements and other process related expenditures as well as spending related to three other planned new facilities in Germany.

Management believes that cash balances on hand, existing unutilized credit facilities, internally generated cash from operations and possible future financings will be sufficient to meet all planned capital expenditure requirements.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares increased to $6.0 million for the first six months of 2002 compared to $5.0 million for the comparable prior year period. The increase reflects the issuance of the Series 4 and 5 Convertible Series Preferred Shares on completion of the Global Exteriors Transaction on January 5, 2001.

Dividends paid during the six months ended June 30, 2002 on Class A Subordinate Voting and Class B Shares totaled $6.7 million. This represents dividends declared of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of each of the three month periods ended March 31, 2002 and December 31, 2001.

Dividends paid during the six month period ended June 30, 2001 on Class A Subordinate Voting and Class B Shares totaled $5.8 million representing dividends declared of Cdn$0.06, US$0.03 and US$0.05 in respect of the three month period ended October 31, 2000, the two month period ended December 31, 2000 and the three month period ended March 31, 2001, respectively.

Financing Activities
Cash generated and available for debt reduction of $69.2 million and cash resources on hand were used to reduce debt by $108.6 million during the first six months of 2002. Debt repayments in the six month period ended June 30, 2002 reflect the Company's efforts to reduce its European cash and bank debt positions following the introduction of a new pan-European cash pooling system in late 2001 and the utilization of cash generated and accumulated within the Company's United States operations to temporarily reduce debt held in other jurisdictions.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 56% at June 30, 2002 compared to 61% at December 31, 2001. The reduction in net debt to total capitalization was due primarily to income earned during the period and debt repayments with the excess of cash generated from operations and dispositions over capital spending and dividends.

The above net debt to total capitalization figures treat the liability portion ($214.6 million as of June 30, 2002) of the Convertible Series Preferred Shares as debt. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna after July 1, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are retractable by Magna after December 31, 2003 and 2004, respectively. However, these instruments are also convertible into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn $10.07 for the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn $13.20 for the Series 4 and 5 Convertible Series Preferred Shares. The closing market price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange on July 24, 2002 was Cdn $15.65. As a result, it is possible that all, or a portion, of this debt will be settled with Class A Subordinate Voting Shares rather than cash. This would substantially improve the Company's net debt to total capitalization.

Unused and Available Financing Resources

At June 30, 2002 the Company had cash on hand of $57.5 million and $240 million of unused and available credit facilities. $225 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 29, 2003 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

Debt that comes due in the next twelve months includes $73.5 million of debt due to Magna including $39.5 million due September 30, 2002 and $33.2 million due October 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated company's are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at June 30, 2002, $2.0 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable and accrued liabilities on the Company's June 30, 2002 consolidated balance sheet.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2001, total operating lease commitments for facilities totalled $16.3 million for 2002 including $8.7 million under lease arrangements with Magna. For 2006, total operating lease commitments for facilities totalled $14.5 million including $8.3 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

As of December 31, 2001, approximately 40% of the Company's aggregate facility square footage is owned and the balance is leased from Magna and third parties. Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2001, operating lease commitments for equipment totaled $5.4 million for 2002. For 2006, total operating lease commitments for equipment totaled $1.9 million.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 30% for the year ended December 31, 2001. After tax return on common equity for the six month period ended June 30, 2002 was 34%

As the Company strives to continue to reduce debt with cash generated from operations and potentially through future additional equity offerings, there will be downward pressure on after tax return on common equity. In addition, any future conversions of the Company's Convertible Series Preferred Shares into Class A Subordinate Voting Shares will result in a reduction in after tax return on common equity.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as earnings before interest and taxes divided by long term assets, excluding future tax assets, plus non cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed		**Funds Employed**	
[U.S. dollars in millions]	For the year ended December 31, 2001	For the six month period ended June 30, 2002	As at December 31, 2001	As at June 30, 2002
North America	25%	36%	$589.8	$618.1
Europe				
Excluding Merplas	14%	9%	170.0	154.9
Merplas	(53%)	(74%)	43.9	39.4
Corporate	n/a	n/a	(8.5)	(15.4)
Global	18%	24%	$795.2	$797.0

Return on funds employed improvement opportunities exist at Merplas and throughout the rest of Europe. The return on funds employed at Merplas was negatively impacted by the deferred preproduction expenditures write off in the second quarter of 2002 (see the "Results of Operations – Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion). Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma believes that there are opportunities to narrow the gap.

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three and six month periods ended June 30, 2002 and 2001

OUTLOOK

Although North American vehicle production volumes were strong in the first and second quarters of 2002, we remain cautious about vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions.

In Europe, we anticipate that vehicle production volumes will continue to experience weakness for the balance of 2002.

The Company's outlook for the full year 2002 and third quarter of 2002 is described below.

Full Year 2002

With respect to full year 2002, the Company has assumed that North American light vehicle production volumes will approximate 16.3 million units, an increase of 5% from vehicle production volumes in 2001. The Company has assumed Western European vehicle production volumes of 16.2 million units, a decline of 2% from vehicle production volumes in 2001.

North American content per vehicle for 2002 is expected to be in the range of $82 to $86 compared to $76 for 2001. European content per vehicle for 2002 is expected to approximate $29 to $30 compared to full year 2001 content of $29. Based on these assumptions, the Company expects its sales for the full 2002 year to range from $2.0 billion to $2.1 billion, compared to actual 2001 sales of $1,815.9 million.

Diluted earnings per share for 2002 is expected to be in the range of $0.98 to $1.10. Diluted earnings per share, excluding other income and the write down of deferred preproduction expenditures at Merplas, for 2002 is expected to be in the range of $1.03 to $1.15.

Third Quarter of 2002

With respect to the third quarter of 2002, the Company has assumed that North American vehicle production volumes will approximate 3.8 million units, an increase of 9% over vehicle production volumes in the comparable 2001 period. The Company has assumed Western European vehicle production volumes of 3.6 million units, substantially unchanged from 3.5 million units in the comparable 2001 period.

North American content per vehicle for the third quarter of 2002 is expected to be in the range of $81 to $85 compared to $77 for the third quarter of 2001. European content per vehicle for the third quarter of 2002 is expected to approximate $29 to $30. Based on these assumptions, the Company expects its sales for the third quarter of 2002 to range from $455 million to $495 million, compared to actual sales of $420.0 million for the comparable prior year period.

Diluted earnings per share for the third quarter of 2002 is expected to be in the range of $0.17 to $0.23.

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three and six month periods ended June 30, 2002 and 2001

FORWARD LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, specific risks relating to the automotive industry which could impact the Company including without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In addition, forward-looking statements with respect to the performance of Merplas, capital spending estimates and the recoverability of the Company's remaining goodwill are subject to significant risk and uncertainty. Persons reading this MD&A are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.